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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ___________________________

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       AND
                                  SCHEDULE 13D
                           ___________________________

                                  PSICOR, INC.
                           (NAME OF SUBJECT COMPANY)

                            BAXTER INTERNATIONAL INC.
                          BAXTER HEALTHCARE CORPORATION
                          BAXTER CVG SERVICES II, INC.
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   0007449011
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           ___________________________

                              JAY P. WERTHEIM, ESQ.
                               VICE PRESIDENT, LAW
                          BAXTER HEALTHCARE CORPORATION
                              17221 RED HILL AVENUE
                            IRVINE, CALIFORNIA 92714
                                 (714) 474-6415
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                             JOSEPH J. GIUNTA, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             300 SOUTH GRAND AVENUE
                          LOS ANGELES, CALIFORNIA 90071
                           TELEPHONE: (213) 687-5000


                                NOVEMBER 29, 1995
                           ___________________________

      DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS

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________________________________

CUSIP No.  0007449011                14D-1
________________________________

________________________________________________________________________________

     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
          BAXTER INTERNATIONAL INC.
________________________________________________________________________________

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     / /  (a)
2.   / /  (b)

________________________________________________________________________________


3.   SEC USE ONLY

________________________________________________________________________________

     SOURCE OF FUNDS
4.
          AF
________________________________________________________________________________


5. / / CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

________________________________________________________________________________

     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
          DELAWARE
________________________________________________________________________________

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.
          1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement (as defined herein)
________________________________________________________________________________

8.   / /  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

________________________________________________________________________________

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
          44.3%
________________________________________________________________________________

10.  TYPE OF REPORTING PERSON

          HC and CO
________________________________________________________________________________


                                        2

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________________________________

CUSIP No.  0007449011                14D-1
________________________________

________________________________________________________________________________

     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
          Baxter Healthcare Corporation
________________________________________________________________________________

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     / /  (a)
2.   / /  (b)

________________________________________________________________________________


3.   SEC USE ONLY

________________________________________________________________________________

     SOURCE OF FUNDS
4.
          WC
________________________________________________________________________________


5. / / CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

________________________________________________________________________________

     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
          DELAWARE
________________________________________________________________________________

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.
          1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement
________________________________________________________________________________

8.   / /  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

________________________________________________________________________________

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
          44.3%
________________________________________________________________________________

10.  TYPE OF REPORTING PERSON

          CO
________________________________________________________________________________

________________________________

CUSIP No.  0007449011                14D-1
________________________________

________________________________________________________________________________

     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
          Baxter CVG Services II, Inc.
________________________________________________________________________________

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     / /  (a)
2.   / /  (b)

________________________________________________________________________________


3.   SEC USE ONLY

________________________________________________________________________________

     SOURCE OF FUNDS
4.
          AF
________________________________________________________________________________


5. / / CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

________________________________________________________________________________

     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
          PENNSYLVANIA
________________________________________________________________________________

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.
          1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement
________________________________________________________________________________

8.   / /  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

________________________________________________________________________________

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
          44.3%
________________________________________________________________________________

10.  TYPE OF REPORTING PERSON

          CO
________________________________________________________________________________


                                        4

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D dated November 29, 1995 (as amended by Amendment No. 1 thereto, the "Statement"), filed by Baxter CVG Services II, Inc. ("Purchaser"), a Pennsylvania corporation and direct wholly owned subsidiary of Baxter Healthcare Corporation ("Parent"), a Delaware corporation and indirect wholly owned subsidiary of Baxter International Inc. ("International"), a Delaware corporation (Purchaser, Parent and International, collectively, the "Bidders"), relating to Purchaser's offer to purchase all outstanding shares of Common Stock, no par value (the "Shares") of PSICOR, Inc., a Pennsylvania corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Statement (which are herein referred to as the "Offer"). Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

     On January 12, 1996, Parent and the Company issued the joint press release attached hereto as Exhibit (a)(12). The information set forth in the press release is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(12) Text of Press Release, dated January 12, 1996, issued by Parent and the Company.


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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: January 12, 1996

                                        BAXTER INTERNATIONAL INC.

                                        By: /S/ HARRY M. JANSEN KRAEMER JR.
                                            ------------------------------------
                                           Name:   Harry M. Jansen Kraemer Jr.
                                           Title:  Senior Vice President
                                                   and Chief Financial Officer



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                                    SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: January 12, 1996

                                 BAXTER HEALTHCARE CORPORATION

                                 By: /S/ JAY P. WERTHEIM
                                     -----------------------------------
                                   Name:     Jay P. Wertheim
                                   Title:    Vice President, Law


                                        7

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: January 12, 1996

                                 BAXTER CVG SERVICES II, INC.

                                 By: /S/ JAY P. WERTHEIM
                                     -----------------------------------
                                   Name:     Jay P. Wertheim
                                   Title:    Vice President and Secretary


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